Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Confirms Superior Proposal for UEX Corporation

Toronto, ON – July 29, 2022 – Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) has noted the disclosure made by Uranium Energy Corp. (“UEC”) in its news release dated July 28, 2022. Denison hereby confirms that it has made a confidential proposal (an “Acquisition Proposal”) to UEX Corporation (“UEX”) to acquire all of the issued and outstanding shares of UEX. UEX has reported that its Board of Directors, in consultation with its legal and financial advisors, has determined that the Acquisition Proposal constitutes a “Superior Proposal” as defined in the Arrangement Agreement between UEC and UEX dated June 13, 2022 ("Original Agreement”). Denison understands that notice of such determination was provided to UEC on July 28, 2022.

The non-binding Acquisition Proposal remains subject to the entering into of a definitive arrangement agreement (“Definitive Agreement”) and any discussions with respect to a transaction remain subject to the terms of a non-disclosure agreement (“NDA”) entered into between Denison and UEX. At this time, no Definitive Agreement has been consummated between Denison and UEX, and the completion of any such agreement would require the termination of the Original Agreement in accordance with its terms.

David Cates, President & CEO of Denison, commented: “We believe that an acquisition by Denison of UEX, and its assets in northern Saskatchewan, has the potential to benefit Denison shareholders – bolstering Denison’s position as a leading uranium development and exploration Company with an unwavering focus on the advancement of high-grade uranium deposits in the Athabasca Basin region.

Importantly, an acquisition of UEX would allow Denison to consolidate 100% ownership in our flagship Wheeler River Project at an ideal time ahead of the anticipated final technical de-risking steps associated with the Feasibility Study in progress for the planned Phoenix In-Situ Recovery (“ISR”) operation.”

An acquisition of UEX has the potential to yield multiple benefits to Denison shareholders:

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Consolidation of 100% ownership of Wheeler River – Wheeler River is host to the high-grade Phoenix and Gryphon uranium deposits and represents the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region. The Company is actively advancing the Phoenix deposit, which is proposed as a low-cost ISR mining operation, through the environmental assessment and feasibility study processes. The results from the Pre-Feasibility Study completed for Wheeler River suggest that Phoenix has the potential to be one of the lowest cost uranium mining operations in the world. Denison currently has an effective 95% interest in Wheeler River.

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Consolidation of 100% ownership of JCU (Canada) Exploration Company, Limited (“JCU”) – JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEX 65.5492%). Denison currently has a 50% ownership interest in JCU.

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Project Portfolio Suited to Denison’s Abundant In-house Expertise – Denison has a Saskatoon-based technical team with abundant in-house expertise in the areas of exploration, project development, engineering, metallurgy, mining, plant operations, permitting and regulatory affairs, that is well suited to extract the maximum value possible, for our shareholders, from uranium exploration or development assets situated in the Athabasca Basin region.

There can be no assurance that a Definitive Agreement or any other agreement relating to the Acquisition Proposal will be entered into between Denison and UEX or that the Acquisition Proposal, and any transactions related thereto or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its effective 95% interest in the Wheeler River project, Denison's interests in the Athabasca Basin include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT”, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are each located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%) and Christie Lake (JCU 34.4508%). Denison's exploration portfolio includes further interests in properties covering approximately 300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates                                                      (416) 979-1991 ext 362
President and Chief Executive Officer

Mac McDonald                                                  (416) 979-1991 ext 242
Executive Vice President and Chief Financial Officer

Follow Denison on Twitter                              @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the existence and terms of the Acquisition Proposal, including the conditions and other rights and obligations of the parties and any potential benefits of such a transaction; expectations regarding the potential to enter into a Definitive Agreement and/or complete a transaction pursuant thereto; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the conditions to the transactions may not be satisfied or the parties may negotiate terms materially different than disclosed herein. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Annual Information Form dated March 25, 2022 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.